NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium prices offering of $500-million, 30-year debentures
December 15, 2010 — ALL AMOUNTS ARE STATED IN U.S.$
Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) today agreed to issue and sell $500-million aggregate principal amount of 6.125% debentures due January 15, 2041. The debentures, registered under the multi-jurisdictional disclosure system in Canada and the United States, will only be offered and sold in the United States.
Agrium intends to use the net proceeds from this offering to repay: (i) U.S.$125-million aggregate principal amount of its 8.25% debentures due February 15, 2011; and (ii) a portion of its outstanding borrowings under its Revolving Credit Facilities incurred in connection with the AWB Limited acquisition. The debentures will be unsecured and rank equally with Agrium’s existing senior unsecured debt.
Agrium’s senior unsecured long-term debt is rated “Baa2” by Moody’s Investors Service, Inc., “BBB” by Standard & Poor’s Rating Services, and “BBB” by DBRS Limited. Agrium expects the new issue to be assigned the same ratings. The joint book-running managers for the offering are BNP Paribas Securities, RBC Capital Markets, and Scotia Capital.
A preliminary prospectus supplement dated December 15, 2010 (the “Preliminary Prospectus Supplement”), under Agrium’s short form base shelf prospectus dated November 20, 2009 (as amended) and under Agrium’s related effective Registration Statement on Form F-10, in respect of the offering of the debentures has been filed with the Canadian securities regulatory authorities in each of the provinces of Canada and with the United States Securities and Exchange Commission under the multi-jurisdictional disclosure system. A final prospectus supplement in respect of the offering of the debentures will be filed with the same regulatory authorities in Canada and the United States. On November 12, 2010, Agrium filed an amendment to its short form universal shelf prospectus to increase the maximum amount of securities that may be offered thereunder from $1-billion to $2-billion.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in North America, South America and Australia and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Advisory
Agrium Inc. has filed a registration statement (including a base shelf prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying base shelf prospectus (including the amendment thereto) and other documents Agrium has filed with the SEC that are incorporated by reference therein for more complete information about Agrium and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the prospectus supplement and the accompanying base shelf prospectus (including the amendment thereto) may be obtained by contacting BNP Paribas Securities Corp. at 787 Seventh Avenue, New York, NY 10019 (toll-free @ 1-800-854-5674 ) or RBC Capital Markets, LLC at Three World Financial Center, 200 Vesey Street, New York, NY 10281(toll-free @ 1-866-375-6829) or Scotia Capital (USA) Inc. at One Liberty Plaza, 165 Broadway – 25th Floor, New York, NY 10006 (toll-free @ 1-800-372-3930).
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, future trends, plans, strategies and objectives, the completion, timing, and intended use of proceeds of the offering and the ratings to be assigned to the debentures. Such forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, as well as various assumptions and business sensitivities, including those risk factors referred to in the Preliminary Prospectus Supplement, those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause actual results, performance or achievements of the Corporation, which includes the offering being delayed or not completed or the debentures being assigned a rating different than expected, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437